ANNUAL REPORT (Form C-AR)

Filmio, Inc.

5825 Oberlin Drive
Suite 5
San Diego, CA92121

The date of this Annual Report is April 30, 2018

Description of Business

Filmio, Inc. is an entertainment company that is building an unprecedented content library by producing original content, acquiring rights to content, and partnering with great creators to invest in their entertainment projects in exchange for rights and equity in those projects. The Company is building a highly sophisticated platform that funds, creates and distributes high-end independent content through its own online streaming platform, Filmio Now, which takes online streaming services like Netflix to a whole new level.

Employees

The Company has no employees as of the date hereof.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Indebtedness

During 2016 and 2017, certain of our founders loaned us an aggregate of $140,000 (collectively, the "Founder Seed Loans") to fund startup operations. The Founder Seed Loans are unsecured, do not accrue interest, and are payable upon demand. As of December 31, 2017, the amount of principal with respect to the Founder Seed Loans totaled $140,000.

Previous Offerings

Between May and November, 2017, we sold approximately 51,900 shares of Common Stock pursuant to Regulation CF, the proceeds of which have been used for development and general working capital.

As of the date hereof, the Company has issued a total of 2,148,000 shares of Common Stock under Regulation D of the Securities Act Rules for gross proceeds of $1,074,000. Proceeds from this offering have been used for development and general working capital.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **We have a limited operating history and have not yet generated any revenues.** Our limited operating history makes evaluating the business and future prospects difficult, and may increase the risk of your investment. We were formed in February 2016 and we have not fully developed our technology platform. To date, we have no revenues. Our platform requires significant investment prior to commercial launch, and may never be successfully developed or commercially successful.

- **We may not be able to obtain adequate financing to continue our operations.** The design and development of our technology platform, the licensing of content and other aspects of our business is capital-intensive. We estimate that we will need to raise $10,000,000 or more to be able to launch the platform and achieve revenue. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from financial institutions. This capital will be necessary to fund ongoing operations, continue development and acquire and license content. We cannot assure you that we will be able to raise additional funds when needed.

- **Terms of subsequent financings may adversely impact your investment.** We are concurrently engaging in an offering under Regulation D to sell up to two million dollars in Class B common stock at $0.50 per share. As of April 30, 2018 we have sold $1,074,000 in Class B common stock in the regulation D offering.

- **Demand is uncertain.** We are uncertain whether consumers will accept our service and, therefore, of the actual demand for our service. The lack of demand may materially and adversely affect our business prospects, operating results, and financial condition.

- **Our ability to attract and retain users.** Our ability to attract users will depend in part on our ability to consistently provide our users with compelling content choices. Furthermore, the relative service levels, content offerings, pricing and related features of competitors to our service may adversely impact our ability to attract and retain users. If consumers do not perceive our service offering to be of value, we may not be able to attract and retain users.

- **Our success is highly dependent on our current management.** Our success depends in significant part on the continued services of our current management team, namely, Bryan Hertz and Ian LeWinter. Our success also depends in significant part on our ability to attract and retain additional management and other personnel. The inability to attract and retain such key personnel, or losing one or more of our existing management team, would seriously impair our ability to, or could cause us to fail to, successfully implement our business plan. This would have a material adverse effect on our business, results of operations and financial condition, and the investors could lose their investment.

- **Certain members of our management team are not full time employees.** Certain members of our management team, including Kevin Hertz and Bryan Hertz, are not full time employees and have full time positions with other companies. In addition, other members of our management team are consultants and have duties for other companies. Therefore, most members of our management team will not initially be devoting their full time efforts to our business.

- **We may not be able to produce compelling content.** Our business involves the creation of content. The content we are able to create may be perceived as being of poor quality, offensive or otherwise not compelling to consumers. If we are unable to create compelling content, we may be unable to license or sell such content to third parties in a profitable manner.

- **Failure to Establish a Positive Reputation.** We believe that a positive reputation with consumers concerning our service is important in attracting and retaining users who have a number of choices from which to obtain entertainment video. To the extent our content is perceived as low quality, offensive or otherwise not compelling to consumers, our ability to establish and maintain a positive reputation may be adversely impacted.

- **Inability to License or Acquire Compelling Content on Favorable Terms or at All.** Our ability to provide our users with content they can watch depends on studios, content providers and other rights holders licensing rights to such content and certain related elements thereof. The license periods and the terms and conditions of such licenses vary. If the studios, content providers and other rights holders are not able or willing to license us content upon terms acceptable to us, or at all, our ability to stream content to our users will be adversely affected and/or our costs could increase.

- **Technology Failures.** We will use a combination of proprietary and third party technology to operate our business. If we experience difficulties in the operation of this technology, our ability to efficiently and effectively deliver streaming content to our users could be adversely impacted and our business and results of operation could be adversely affected. If our technology or that of third parties we utilize in our operations fails or otherwise operates improperly, our ability to operate our service, retain existing users and add new users may be impaired. Also, any harm to our users' personal computers or other devices caused by software used in our operations could have an adverse effect on our business, results of operations and financial condition.

- **Competition.** The content and video production business is highly competitive. We face competition from existing online streaming platforms such as Netflix, Amazon and HBO, from film studios such as Universal and Paramount, and from modern entertainment companies such as Legion M. Most of our competitors have substantially greater financial and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than us. Most of these competitors can secure better terms from vendors, adopt more aggressive pricing and devote more resources to technology, infrastructure and marketing. As a result, these competitors can likely take advantage of opportunities more readily, and devote greater resources to development, marketing and sales than us. In addition, there is nothing preventing the existing major online streaming companies and studios from adopting our business model or starting competitive services. There can be no assurance that we will compete successfully with such competitors.

- **Risks of Borrowing.** We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

- **Management Discretion as to Use of Proceeds.** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- **Limited Transferability and Liquidity.** Each Investor agrees that it will acquire our Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our Common Stock. No public market exists for our Common Stock and no market is expected to develop.

- **Control by Holders of Class A Common Stock.** Each share of Class A Common Stock has ten votes. There are currently 54 million shares of Class A Common Stock outstanding held by four holders, including, Bryan Hertz, our Executive Chairman. Therefore, Series B Common Stock holders will not be able to control our management.

- **Projections: Forward Looking Information.** Any projections or forward looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

- **Our auditor issued a "going concern" opinion.** Our auditor issued a "going concern" opinion on our 2016 reviewed financial statements, which means that the auditor was not sure at the time if we would be able to succeed as a business without additional financing. To date, we have not generated revenues from our principal operations and have sustained losses since inception. Because losses will continue for the foreseeable future and because we have no committed source of financing, we will continue to rely on financing to continue and support our operations.

  Throughout 2018, we intend to fund our operations through the sale of our securities to third parties and related parties. If we cannot raise additional capital, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

- **Additional Disclosures.** GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

REGULATORY INFORMATION

Compliance failure

We have not previously failed to comply with the requirements of Regulation Crowdfunding.

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION**

Financial Statements

Our financial statements can be found at Exhibit A.

Results of Operation

The Company has a limited operating history. As of December 31, 2017, the Company has not generated revenue from principal operations. For the years ended December 31, 2017 and 2016, the Company had total operating expenses of $1,068,268 and $55,975, respectively. The Company's activities since inception have consisted of formation activities, R&D, raising seed-round capital, establishing a management team, business development, developing an initial slate of projects, infrastructure development, and preparations to raise the next round of capital. The Company is dependent upon additional capital resources and is subject to significant risks and uncertainties, including the possibility that it fails to secure additional funding. See "Plan of Operation" for a discussion of the Company's business roadmap.

Liquidity and Capital Resources

As of December 31, 2017, we had $160,803 in cash. We have not generated revenue since inception. Through December 31, 2017, we have incurred $1,124,243 in expenses to fund operations platform development, and content development, which amounts have been funded largely by investment capital. As of April 30, 2018, we owed certain founders $140,000 in the form of loans.

Plan of Operations

We plan to invest heavily in content licensing, original content development, and content marketing. This effort will be supported by internal content and marketing professionals who will manage ongoing development to complete early stage projects and communications to continually increase brand recognition and awareness of the Company and its projects. Additional management, finance and administrative staff will be required to execute our business plan. Legal, insurance and other administrative expenses will be incurred in the normal course of start-up and operation.

Initially, we intend to expose projects to customers through a variety of consumption methods. We intend to offer customers certain projects through Video-On-Demand hosted on our distribution platform or via a third party solution. We also intend to offer projects in a variety of completed forms for sale to online video streaming networks like Netflix. We expect to implement a 4-wall theatrical release for certain projects.

We intend to use capital for the development of pilots for the initial phase of slated projects as well as seed investments for third party projects in exchange for certain license rights.

In addition to the development of licensed and original content, we have begun plans to develop a unique platform to facilitate the funding of entertainment projects, as well as an online video streaming service to provide distribution for our content.

DIRECTORS AND EXECUTIVE OFFICERS

Bryan Hertz	Executive Chairman
Ian LeWinter	President
Bob Giargiari	Chief Financial Officer
Patrick Read Johnson	EVP Development
Peter Bowers	Chief Content Officer
Corey Hertz	Director and Chief Product Officer
Don Richmond	Chief Creative Officer
Chris J. Davis	Chief Technology Officer
Kevin Hertz	Director and Technology Consultant
Robert Hertz	Director

PRINCIPAL SECURITY HOLDERS

Class A Common Holders	% of Outstanding
858 Ventures, LLC (beneficially owned by Bryan Hertz)	27.3%
Gravity Ventures, LLC (beneficially owned by Kevin Hertz)	27.3%
Lucent Ventures, LLC (beneficially owned by Corey Hertz)	27.3%
Golden Sky Ventures, LLC (beneficially owned by Robert Hertz)	4.8%

Related party transactions

In connection with the founding of the Company, the Company issued to certain of the Company founders 54,000,000 shares of Class A Common Stock and 6,400,000 shares of Class B Common Stock in exchange for certain contributions that include access and rights to certain music, film and TV show content (collectively, the "Contributions"). As these Contributions are highly speculative in nature, were undeveloped when acquired by the Company, and will require considerable development by the Company to produce value, if any, the Company has assigned no value to the Contributions.

During 2016 and 2017, certain of the Company's founders loaned the Company an aggregate of $140,000 (collectively, the "Founder Seed Loans") to fund startup operations. The Founder Seed Loans are unsecured and do not accrue interest. As of December 31, 2017, the amount of principal with respect to the Founder Seed Loans totaled $140,000.

On November 25, 2016, certain of the Company's founders loaned the Company an aggregate of $250,000 (collectively, the "Interest Bearing Founder Loans") to fund the Note to New York Live Entertainment. As of December 31, 2017, all principal and accrued interest pursuant to the Interest Bearing Founder Loans was paid in full.

Our Securities

Our authorized capital stock consists of 60,000,000 shares of Class A Common Stock, par value $0.00001 per share, 60,000,000 shares of Class B Common Stock, par value $0.00001 per share, and 30,000,000 shares of Preferred Stock. As of December 31, 2017, there were 62,295,901 shares of Common Stock outstanding, consisting of 54,000,000 million shares of Class A Common Stock and 8,295,901 shares of Class B Common Stock. In addition, as of April 30, 2018, we have approved option grants (the "Grants") to certain individuals pursuant to which up to an aggregate of 6,400,000 shares of Class B Common Stock may be purchased at an exercise price equal to the fair market value of Class B Common Stock as of the grant date. As of December 31, 2017, a total of 1,155,556 shares of Class B Common Stock underlying the Grants was vested. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Voting Rights. The holders of the Class A Common Stock and Class B Common Stock vote together as a single class. Each share of Class A Common Stock is entitled to 10 votes, and each share of Class B Common Stock is entitled to 1 vote.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the Common Stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. No dividends have been declared by the board of directors.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Conversion of Class A Common Stock. Each share of Class A Common Stock shall automatically convert into one share of Class B Common Stock upon certain transfers of such Class A Common Stock and upon the death of the holder of such Class A Common Stock.

Absence of Other Rights or Assessments. Except as set forth above, holders of Common Stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the Common Stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our Common Stock will be fully paid and not liable to further calls or assessments by us.

Preferred Stock

Preferred Stock may be issued from time to time in one or more series, and the Board of Directors is authorized to determine the designation of any series, to fix the number of shares of any Series and to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued Series of undesignated Preferred Stock.

What it means to be a Minority Holder

The class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a minority holder of Common Stock, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuance of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares, or warrants) into stock.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

We are concurrently engaged in an offering under Regulation D to sell up to $2 million in Class B common stock at $0.50 per share. As of April 30, 2018 we have sold an aggregate $1,074,000 in Class B common stock in the regulation D offering.

Transferability of securities

For a year, the securities can only be resold:
- In an IPO;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2018.

FILMIO, INC

By /s/ Ian LeWinter_____

Title: President

Certification

I, Ian LeWinter, President, hereby certify that the financial statements of Filmio, Inc. included in this Report are true and complete in all material respects.

FILMIO, INC

By /s/ Ian LeWinter_____

Title: President

Exhibit A
Financial Statements

FILMIO, INC.
BALANCE SHEETS (UNAUDITED)
December 31, 2017 and 2016

		2017		2016
ASSETS				
Current Assets:				
Cash on hand	$	160,803	$	-
Due from related party		-		15,402
Interest receivable		-		3,124
Loan to New York Live Entertainment		-		250,000
Total Current Assets		160,803		268,526
TOTAL ASSETS	$	160,803	$	268,526
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current Liabilities:				
Accounts payable	$	148,240	$	25,877
Interest payable to related party		-		10,411
Founder loans payable		140,000		270,500
Total Liabilities		288,240		306,788
Stockholders' Equity (Deficit):				
Preferred Stock, $0.00001 par, 30,000,000 shares authorized, no shares issued				-
Class A Common Stock, $0.00001 par, 60,000,000 shares authorized, 54,000,000 and 54,000,000 shares issued and outstanding, respectively		540		540
Class B Common Stock, $0.00001 par, 60,000,000 shares authorized, 8,295,901 and 6,450,000 shares issued and outstanding, respectively		64		64
Subscription receivable		(604)		(604)
Additional paid-in capital		1,004,093		25,000
Accumulated deficit		(1,131,530)		(63,262)
Total Stockholders' Equity (Deficit)		(127,437)		(38,262)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	160,803	$	268,526

No assurance is provided. See accompanying notes to the financial statements.

-1-

FILMIO, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2017 and the period from February 8, 2016 (inception) to December 31, 2016

	2017	2016
Net revenues	$ -	$ -
Costs of net revenues	-	-
Gross profit	-	-
Operating Expenses:		
General and administrative	364,231	11,556
Sales & marketing	64,720	24,500
Development	639,317	19,919
Total Operating Expenses	1,068,268	55,975
Loss from operations	(1,068,268)	(55,975)
Other Income/(Expenses):		
Interest income	-	3,124
Interest expense	-	(10,411)
Total Other Income/(Expenses)	-	(7,287)
Provision for income taxes		-
Net Loss	$ (1,068,268)	$ (63,262)

See accompanying notes to the financial statements.

FILMIO, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the year ended December 31, 2017 and the period from February 8, 2016 (inception) to December 31, 2016

	Class A Common Stock		Class B Common Stock		Subscription Receivable	Additional Paid-In Capital	Accumulated Deficit	Stockholders' Equity (Deficiency)
	Number of Shares	Amount	Number of Shares	Amount				
Balance at February 8, 2016 (inception)	-	$ -		$ -	$ -	$ -	$ -	
Common Stock Issuance								
Class A ($0.00001 par, $0.00001 issue)	54,000,000	540			(540)	-	-	-
Class B ($0.00001 par, $0.00001 issue)			6,400,000	64	(64)	-	-	-
Class B ($0.00001 par, $0.50 issue)			50,000			25,000		25,000
Net loss	-	-				-	(63,262)	(63,262)
Balance at December 31, 2016	54,000,000	$ 540	6,450,000	$ 64	(604) $	25,000	$ (63,262)	$ (38,262)
Common Stock Issuance								
Class B ($0.00001 par, $0.50 issue)			1,794,000			897,000		897,000
Class B ($0.00001 par, $1.00 issue)			51,901			51,901		51,901
Stock based compensation						30,192		30,192
Net loss							(1,068,268)	(1,068,268)
Balance at December 31, 2017	54,000,000	$ 540	8,295,901	$ 64	(604) $	1,004,093	$ (1,131,530)	$ (127,437)

No assurance is provided. See accompanying notes to the financial statements.

FILMIO, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2017 and the period from
February 8, 2016 (inception) to December 31, 2016

	2017	2016
Cash Flows From Operating Activities		
Net Loss	$ (1,068,268)	$ (63,262)
Adjustments to reconcile net loss to net cash provided by/(used) in operating activities:		
Stock based compensation	30,192	-
Increase in accounts payable	122,363	25,877
Interest on founder loans	(10,411)	10,411
Interest on loan to New York Live Entertainment	3,124	(3,124)
Due from related party	15,402	(15,402)
Net Cash Used In Operating Activities	(907,598)	(45,500)
Cash Flows From Investing Activities		
Loan to New York Live Entertainment	250,000	(250,000)
Net Cash Used In Investing Activities	250,000	(250,000)
Cash Flows From Financing Activities		
Founder loans	(130,500)	270,500
Proceeds from issuance of Class B Common Stock	948,901	25,000
Net Cash Provided By Financing Activities	818,401	295,500
Net Change In Cash	160,803	-
Cash at Beginning of Period	-	-
Cash at End of Period	$ 160,803	$ -

No assurance is provided. See accompanying notes to the financial statements.

-4-

NOTE 1: NATURE OF OPERATIONS

Filmio, Inc. (the "Company") is a corporation organized as "Pro Entertainment, Inc." on February 8, 2016 under the laws of Delaware. On November 8, 2016, the Company filed a certificate of amendment changing its name to Filmio, Inc. The Company was formed as a platform where fans and storytellers collaborate to bring entertainment to the screen. The Company intends to revolutionize the film industry through its unique approach to content licensing, original content development, and content marketing.

As of December 31, 2017, the Company has not generated revenue from principal operations. The Company's activities since inception have consisted of formation activities, R&D, raising seed-round capital, establishing a management team, business development, developing an initial slate of projects, infrastructure development, and preparations to raise a next round of capital. The Company is dependent upon additional capital resources and is subject to significant risks and uncertainties, including the possibility that it fails to secure additional funding.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that is still ramping up and therefore has not generated revenue from principal operations, and has sustained a net loss of $1,131,530 for the period from February 8, 2016 (inception) to December 31, 2017. The Company's ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected the calendar year as its basis for reporting.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000.

Stock-Based Compensation

The Company measures employee stock-based awards at grant date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company's Board of Directors adopted the 2016 Stock Plan (the "Plan") on February 8, 2016 and the shareholders of the Company approved the Plan on November 14, 2016. As of December 31, 2017, there were 6,400,000 options granted pursuant to the Plan.

Subscription Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When contributed capital receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity (deficit) on the balance sheet.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company has recognized no revenues as of December 31, 2017.

Income Taxes

The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. At December 31, 2017, the Company had total taxable net operating loss carryforwards of approximately $1,124,243. The Company pays Federal and California income taxes at rates of approximately 34% and 8.8%, respectively, and has used an effective blended rate of 39.8% to derive a net tax asset of approximately $447,449. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of December 31, 2017. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, and stock based compensation.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes as of December 31, 2017:

Federal Income tax rate	34.0%
State Income tax rate, net of federal benefit	5.8%
Valuation Allowance	-39.8%
Effective Income Tax Rate	0.0%

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the period ended December 31, 2017, the Company recognized no interest and penalties.

The Company files U.S. federal and California state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 4: CONVERTIBLE NOTES RECEIVABLE AND LOANS PAYABLE

Note Receivable

On November 25, 2016, the Company entered into a secured convertible promissory note (the "Note") with New York Live Entertainment, LLC ("Borrower") pursuant to which the Company loaned $250,000 to Borrower. As of December 31, 2017, all principal and accrued interest pursuant to the Note was paid in full.

Founder Loans

During 2016 and 2017, certain of the Company's founders loaned the Company an aggregate of $140,000 (collectively, the "Founder Seed Loans") to fund startup operations. The Founder Seed Loans are unsecured and do not accrue interest. As of December 31, 2017, the amount of principal with respect to the Founder Seed Loans totaled $140,000.

On November 25, 2016, certain of the Company's founders loaned the Company an aggregate of $250,000 (collectively, the "Interest Bearing Founder Loans") to fund the Note to New York Live Entertainment. As of December 31, 2017, all principal and accrued interest pursuant to the Interest Bearing Founder Loans was paid in full.

NOTE 5: STOCKHOLDERS' EQUITY (DEFICIT)

The Company is authorized to issue 30,000,000 shares of Preferred Stock, $0.00001 par value per share (the "Preferred Stock"), and 120,000,000 shares of Common Stock (the "Common Stock"), consisting of 60,000,000 shares of Class A Common Stock, $0.00001 par value per share (the "Class A Common Stock") and 60,000,000 shares of Class B Common Stock, $0.00001 par value per share (the "Class B Common Stock").

Each holder of the Class A Common Stock shall be entitled to ten (10) votes for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Each holder of the Class B Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company.

At December 31, 2017, there were issued and outstanding: (i) no shares of Preferred Stock; (ii) 54,000,000 shares of Class A Common Stock issued at par; and (iii) 8,295,901 shares of Class B Common Stock, of which 6,400,000 shares were issued at par and 1,895,901 shares were issued at a weighted average price of approximately $0.51 per share, yielding gross proceeds of $973,901.

NOTE 6: SHARE BASED PAYMENTS

On February 8, 2016, the Company adopted its 2016 Stock Plan (the "Plan"), and the shareholders of the Company approved the Plan on November 14, 2016. The Plan authorizes the Company to grant options to purchase up to 10,000,000 shares of Class B Common Stock. As of December 31, 2017, there were there were 6,400,000 options granted pursuant to the Plan.

NOTE 7: RELATED PARTIES

<u>Founder Equity</u>

In connection with the founding of the Company, the Company issued to certain of the Company founders 54,000,000 shares of Class A Common Stock and 6,400,000 shares of Class B Common Stock in exchange for certain contributions that include access and rights to certain music, film and TV show content (collectively, the "Contributions"). As these Contributions are highly speculative in nature, were undeveloped when acquired by the Company, and will require considerable development by the Company to produce value, if any, the Company has assigned no value to the Contributions.

<u>Founder Seed Loans</u>

During 2016 and 2017, certain of the Company's founders loaned the Company an aggregate of $140,000 (collectively, the "Founder Seed Loans") to fund startup operations. The Founder Seed Loans are unsecured and do not accrue interest. As of December 31, 2017, the amount of principal with respect to the Founder Seed Loans totaled $140,000.

<u>Interest Bearing Founder Loans</u>

On November 25, 2016, certain of the Company's founders loaned the Company an aggregate of $250,000 (collectively, the "Interest Bearing Founder Loans") to fund the Note to New York Live Entertainment. As of December 31, 2017, all principal and accrued interest pursuant to the Interest Bearing Founder Loans was paid in full.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 30, 2018, the date the financial statements were available to be issued.

Between January 1, 2018 and April 30, 2018, the Company issued an additional 304,000 shares of Class B Common Stock at a price of $0.50 per share, yielding gross proceeds of $152,000.